Exhibit (e)(1)

EXCERPTS FROM THE RAMTRON DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Excerpts from the Ramtron International Corporation Definitive Proxy Statement on Schedule 14A relating to the 2012 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on April 23, 2012.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 11, 2012 by: (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of our common stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Shares of Common Stock Beneficially Owned(2)		Percent of Class(3)
Austin W. Marxe and David M. Greenhouse c/o Special Situations Funds 527 Madison Avenue, Suite 2600 New York, NY 10022	4,000,000	(4)	11.3%
Eric A. Balzer	1,033,845	(5)	2.9
William G. Howard, Jr.	506,754	(6)	1.4
William L. George	221,754	(7)	*
Theodore J. Coburn	211,754	(8)	*
Peter L. Zimmer	140,327	(9)	*
Eric Kuo	101,428	(10)	*
Ying Shiau	98,314	(11)	*
Gery E. Richards	46,150	(12)	*
James E. Doran	20,000	(13)	*
All directors and executive officers as a group (9 persons)	2,380,326	(14)	6.5

*	Less than one percent
(1)	For directors and officers, the address is c/o Ramtron International Corporation, 1850 Ramtron Drive, Colorado Springs, Colorado 80921.
(2)	Such persons or entities have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them, subject to community property laws where applicable, except as otherwise indicated in the information contained in these footnotes.
(3)	Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, shares of common stock issuable upon the exercise of warrants or stock options held by each person or entity set forth in the table which are currently or become exercisable within 60 days are included in the number of shares of common stock outstanding for purposes of determining the percentage ownership of such person or entity.
(4)	Includes 4,000,000 shares of common stock owned by Special Situations Funds (the “Fund”). The trustees of the Fund share voting and dispositive powers as to such shares.
(5)	Includes: (i) 260,976 shares of common stock owned directly; (ii) 589,532 shares of common stock issuable to Mr. Balzer upon exercise of options that are vested and exercisable within 60 days from April 11, 2012; (iii) 100,000 shares of restricted stock with a service condition and a vesting period of four equal annual installments over four years beginning July 15, 2012; (iv) 77,504 shares of restricted stock with a service condition and vesting period of four equal annual installments over four years beginning on December 15, 2012; and (v) 5,833 shares of restricted stock with a service condition and a vesting date of January 15, 2013.

(6)	Includes: (i) 36,754 shares of common stock owned directly; (ii) 460,000 shares of common stock issuable to Dr. Howard upon exercise of options that are vested and exercisable within 60 days from April 11, 2012; and (iii) 10,000 shares of restricted stock with a service condition and a vesting date of December 15, 2012.
(7)	Includes: (i) 21,754 shares of common stock owned directly; (ii) 190,000 shares of common stock issuable to Dr. George upon exercise of options that are vested and exercisable within 60 days from April 11, 2012; and (iii) 10,000 shares of restricted stock with a service condition and a vesting date of December 15, 2012.
(8)	Includes: (i) 11,754 shares of common stock owned directly; and (ii) 190,000 shares of common stock issuable to Mr. Coburn upon exercise of options that are vested and exercisable within 60 days from April 11, 2012; and (iii) 10,000 shares of restricted stock with a service condition and a vesting date of December 15, 2012.
(9)	Includes: (i) 90,000 shares of restricted stock with a service condition and vesting period of four equal annual installments over four years from the date of grant of August 15, 2011; (ii) 50,327 shares of restricted stock with a service condition and vesting period of four equal annual installments over four years beginning on December 15, 2012.
(10)	Includes: (i) 21,428 shares of common stock owned directly; (ii) 70,000 shares of common stock issuable to Mr. Kuo upon exercise of options that are vested and exercisable within 60 days from April 11, 2012; and (iii) 10,000 shares of restricted stock with a service condition and a vesting date of December 15, 2012.
(11)	Includes: (i) 25,000 shares of restricted stock with a service condition and a vesting date of May 16, 2012; (ii) 25,000 shares of common stock issuable to Mr. Shiau upon exercise of options that are vested and exercisable within 60 days from April 11, 2012; and (iii) 48,314 shares of restricted stock with a service condition and vesting period of four equal annual installments over four years beginning on December 15, 2012.
(12)	Includes: (i) 750 shares of restricted stock with a service condition and a vesting date of December 15, 2012; (ii) 20,900 shares of common stock issuable to Mr. Richards upon exercise of options that are vested and exercisable within 60 days from April 11, 2012; (iii) 2,000 shares of restricted stock with a service condition and vesting period of two equal annual installments on January 15, 2013 and January 15, 2014; (iv) 12,500 shares of restricted stock with a service condition and vesting period of four equal annual installments over four years from the grant date of July 15, 2011; and (v) 10,000 shares of restricted stock with a service condition and vesting period of four equal annual installments over four years from the grant date of March 15, 2012.
(13)	Includes 20,000 shares of restricted stock with a service condition and vesting period of two equal annual installments on January 16, 2013 and January 16, 2014.
(14)	Includes: (i) 352,666 shares of common stock owned directly; (ii) 1,545,432 shares of common stock issuable upon exercise of options that are vested and exercisable within 60 days from April 11, 2012; and (iii) 482,228 shares of restricted stock with a service condition and vesting periods of one to four years.

2011 COMPENSATION OF DIRECTORS

Cash Compensation

Directors who are not employees of the Company are compensated for director services as authorized and approved by the full Board of Directors. Directors are not paid for meeting attendance, but we reimburse non-employee directors for their travel, lodging and related expenses incurred in connection with attending board, committee and stockholders’ meetings. Effective January 1, 2011, the directors received annual cash compensation, paid quarterly, as follows:

Annual Cash Retainer ($)
Board Chairman	50,000
Board Members	30,000
Additional annual amount for foreign-based members only	5,000

Audit Committee Chairman	15,000
Audit Committee members	6,000

Compensation Committee Chairman	9,000
Compensation Committee members	3,500

Nominating and Governance Committee Chairman	5,000
Nominating and Governance Committee members	2,000

Non-employee directors were eligible to be granted stock awards under our Amended and Restated 2005 Incentive Award Plan.

Effective December 15, 2011, each non-employee director was granted restricted stock award of 10,000 shares of stock, with a one-year vesting period. As a new director in 2012, Mr. Doran received a restricted stock award for 20,000 shares with a vesting period of two equal annual installments over two years from the date of grant and a service condition.

Director cash and equity compensation is reviewed during the fourth quarter each year with changes in cash compensation made effective at the beginning of the next year. Equity grants are effective as of the fifteenth day of the calendar month in which the grant is approved if such approval date is on or before the fifteenth day of the calendar month. Equity grants are effective as of the fifteenth day of the immediately following calendar month if such approval date is after the fifteenth day of a calendar month in which the grant is approved.

Equity-Based Compensation

Except for the practice outlined above, we do not have a formal policy concerning the granting of equity awards to non-employee directors; however, we may consider adopting such a policy in the future.

Perquisites and Other Personal Benefits

We do not provide any quantifiable perquisites and other personal benefits to non-employee directors.

Director Compensation for 2011

Name	Fees Earned or Paid in Cash ($) (1)	Restricted Stock Awards ($) (2)(3)	Stock Option Awards ($)	All Other Compensation ($)	Total ($)
William G. Howard, Jr.	61,500	19,600	0	0	81,100
William L. George	45,750	19,600	0	0	65,350
Theodore J. Coburn	48,750	19,600	0	0	68,350
Eric Kuo	44,000	19,600	0	0	63,600

(1)	Consists of the amounts described above under “Cash Compensation” and individual committee membership.

(2)	On December 15, 2011, each director was granted a restricted stock award for 10,000 shares with a vesting period and service condition of one year. The value of the stock award is $1.96 per share, based on the closing price as reported on the NASDAQ Global Market on December 15, 2011.
(3)	Reflects the aggregate grant date fair value in accordance with FASB ASC Topic 718. See Note 8 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011 regarding assumptions underlying the valuation of these equity awards.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

2011 Summary Compensation Table

The following table sets forth information concerning all compensation awarded to, earned by or paid to our current Chief Executive Officer, our Executive Vice President of Operations, Product /Test Engineering and Quality, our Vice President, Worldwide Sales, and our former Chief Executive Officer (who we refer to as our named executive officers), during the fiscal years ended December 31, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Eric A. Balzer	2011	334,666	534,000	408,050	314,370	7,069	(3)	1,598,155
Chief Executive Officer and Former Chief Financial Officer*	2010	306,600	34,475	106,293	152,833	8,380	(4)	608,581

Ying Shiau	2011	179,481	71,250	164,392	72,900	19,734	(5)	507,757
Executive Vice President, Operations, Product /Test Engineering & Quality**

Peter L. Zimmer	2011	189,035	209,700	—	75,000	891	(6)	474,626
Vice President, Worldwide Sales & Applications**

William W. Staunton	2011	34,000	—	—	—	376,436	(7)	410,436
Former Chief Executive Officer***	2010	408,000	63,040	185,074	—	11,144	(8)	667,258

*	Mr. Balzer was our Chief Financial Officer during 2010, and was appointed Chief Executive Officer in January 2011; he also continued to serve as Chief Financial Officer until April 2011.
**	Mr. Shiau and Mr. Zimmer each joined the Company in 2011, therefore only their 2011 compensation is included.
***	Mr. Staunton resigned as our Chief Executive Officer effective January 24, 2011.
(1)	These columns reflect the aggregate grant date fair value in accordance with FASB ASC Topic 718. See Note 8 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011 regarding assumptions underlying the valuation of these equity awards.
(2)	Reflects the cash awards earned by the named executive officers under our annual incentive program.
(3)	Includes $3,394 for life insurance premiums paid by the Company and $3,675 for 401(k) plan company contributions.
(4)	Includes $3,394 for life insurance premiums paid by the Company, $1,311 for reimbursement of travel expenses to and from our corporate headquarters, which was discontinued effective March 1, 2010, and $3,675 for 401(k) plan company contributions.
(5)	Includes $1,560 for life insurance premiums paid by the Company, $16,771 for reimbursement of relocation expenses, and $1,403 for 401(k) plan company contributions.
(6)	Includes $891 for life insurance premiums paid by the Company.
(7)	Includes $374,000 for severance payments and $2,436 for life insurance premiums paid by the Company.
(8)	Includes $5,000 for housing allowance, which was discontinued effective March 1, 2010, $2,469 for life insurance premiums paid by the Company, and $3,675 for 401(k) plan company contributions.

Other Compensation

In order to attract and retain employees and provide support in the event of illness or injury, we offer all of our employees, including executive officers, medical and dental coverage, disability insurance and life insurance. All of our executive officers are entitled to participate in these plans on substantially the same terms that apply to all of our employees.

We encourage saving for retirement through our 401(k) plan, to which we may make matching contributions. Employees may contribute up to the maximum voluntary deferral amount allowed by the Internal Revenue Service.

Outstanding Equity Awards at 2011 Fiscal Year End

Options Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)(1)
Eric A. Balzer							11,666	(2)	22,749
							100,000	(3)	195,000
							100,000	(4)	195,000
	0		250,000	(5)	2.880	7/15/2021
	21,250		63,750	(6)	1.970	1/15/2020
	52,032		17,343	(7)	1.420	12/15/2018
	100,000		0		4.070	12/11/2017
	160,000		0		3.720	12/19/2016
	75,000		0		2.292	12/07/2015
	75,000		0		3.710	12/02/2014
	60,000		0		3.010	10/26/2014
	25,000	(8)	0		3.800	12/03/2012

Ying Shiau							25,000	(9)	48,750
	0		75,000	(10)	2.850	5/16/2021
	0		25,000	(11)	2.410	4/15/2021
Peter Zimmer							90,000	(12)	175,500

(1)	Based on the closing price as reported on the Nasdaq Global Market on December 31, 2011 of $1.95.
(2)	Restricted stock awards that vest in three equal annual installments beginning one year from the grant date of January 15, 2010.
(3)	Restricted stock award that vests on February 15, 2012.
(4)	Restricted stock awards that vest in four equal annual installments beginning one year from the grant date of July 15, 2011.
(5)	Options granted on July 15, 2011, vesting in four equal annual installments beginning one year from the date of grant.
(6)	Options granted on January 15, 2010, vesting in four equal annual installments beginning one year from the date of grant.
(7)	Options granted on December 15, 2008, vesting in four equal annual installments beginning one year from the date of grant.
(8)	Options granted to Mr. Balzer during the time he served solely as a director of the Company.
(9)	Restricted stock award that vests on May 16, 2012.
(10)	Options granted on May 16, 2011, vesting in four equal annual installments beginning one year from the date of grant.
(11)	Options granted on April 15, 2011, vesting in four equal annual installments beginning one year from the date of grant.

(12)	Restricted stock awards that vest in four equal annual installments beginning one year from the grant date of August 15, 2011.

Non-Equity Incentive Plan Compensation

In August 2011, the Compensation Committee and Board approved the performance targets and cash award opportunities for our 2011 Incentive Compensation Plan (the “2011 Incentive Plan”). The participants under the 2011 Incentive Plan include the Chief Executive Officer and the Company’s Vice Presidents. Each participant was assigned a target incentive compensation amount applicable to service in 2011, expressed as a percentage of base salary. Incentive compensation was earned based on actual company performance measured against the 2011 Incentive Plan established revenue and corresponding GAAP net income/loss targets (the “performance targets”).

To the extent the 2011 actual revenue and corresponding net loss increase above the minimum performance targets, the incentive compensation amount increases up to 100% of the target, and continues increasing thereafter as actual revenue and net income increase (or net loss decreases), up to a maximum of 200%. Based on actual 2011 year end results as reported in the audited financial statements included in our Annual Report on Form 10-K, the Compensation Committee and Board determined the final award level under the 2011 Incentive Plan to be 90% of the performance target.

The 2011 Incentive Plan incentive compensation awards will be paid during the second quarter of 2012. Any incentive compensation amounts earned are prorated in the case of a participant not employed for the full year. No participant will be eligible for an award under the 2011 Incentive Plan if he is not employed by the Company on the date the awards are paid, unless otherwise approved by the Compensation Committee.

Change-in-Control Agreements

In 2007, we entered into a Change-in-Control Agreement with Mr. Balzer, which was amended and restated in 2008 and 2011. We also entered into Change-in-Control Agreements in 2011 with Peter Zimmer and Mark Kent, our former Chief Financial Officer. The change-in-control agreement with Mr. Kent was terminated in October 2011 as a result of his resignation. The following discussion thus relates to the change-in-control agreements with Messrs. Balzer and Zimmer.

We entered into the change-in-control agreements as a means to assure continuity of management and operations in the event of a change in control. The change-in-control agreements remain in effect until August 31, 2014. Under the change-in-control agreements, in the event of termination of the executive’s employment by us or due to death or total disability of the executive officer within 12 months following a change in control (including termination by us within 60 days prior to the date on which a change-in-control occurs and such termination was at the request of a third party who had taken steps reasonably calculated to effect a change-in-control or otherwise arose in connection with and in anticipation of the change in control), other than for “cause,” or by the executive for “good reason,” each executive officer will receive:

•	A severance payment equal to two times for Mr. Balzer and one and one-half times for Mr. Zimmer, his current annual base salary;

•	An amount equal to his target incentive compensation for the year during which the change in control occurs;

•	Immediate acceleration of vesting of all outstanding equity awards (stock options and restricted stock) held by the executive; and

•	Reimbursement for up to 18 months of continued eligibility to participate in medical and health benefit plans on the same terms and conditions in effect for the executive prior to his termination.

As defined in the Agreements, a “Change-in-Control” generally includes the occurrence of any of the following: (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of the outstanding voting securities of the Company; (ii) the approval by the Company’s stockholders of a merger of the Company with or into any other corporation of which the Company is not the surviving corporation or in which the Company survives as a subsidiary of another corporation, unless (A) a majority of the members of the Company’s board of directors continue to be members of the board of directors of the surviving corporation, or (B) no entity or person following the merger owns greater than 50% of the outstanding securities of the surviving entity; (iii) a consolidation of the Company with any other corporation; (iv) sale or disposition of all or substantially all of the Company’s assets or the adoption of a plan of complete liquidation; or (v) the members of the Board of Directors or those Board members nominated by the Company for election to the Board cease for any reason to constitute a majority of the Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Audit Committee of the Board of Directors is responsible for the review and approval of all related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC. Under SEC rules, a related person is a director, nominee for director, executive officer, owner of more than 5% of our common stock or immediate family member of any of the above. No new relationships or related-party transactions, except as disclosed below, between the Company and our officers, directors and principal stockholders or their affiliates have been entered into since January 1, 2011.

James E. Doran became a director of the Company on January 1, 2012. Pursuant to a consulting agreement between Mr. Doran and the Company, Mr. Doran has advised the Company on strategic and business matters since February, 2011. For his consulting services, the Company has paid Mr. Doran cumulative fees of $192,000 in 2011 and $40,000 through March 31, 2012. The Company does not plan to continue using Mr. Doran’s consulting services after June 30, 2012. There are no other arrangements or understandings between Mr. Doran and any other persons pursuant to which he was selected as a director of the Company.